Filed by: Global Marine Inc.

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act Securities Exchange Act of 1934.

Subject Company: Global Marine Inc.

Commission File No: 001-5471


[LOGO](R) NEWS RELEASE


GLOBAL MARINE INC. 777 N. ELDRIDGE PKWY., HOUSTON, TX 77079-4493 (281) 596-5100 FAX (281) 596-5163

                                  CONTACT INFORMATION:
                                  --------------------
                                    Investors: Michael R. Dawson (281) 596-5809
                                    Media:     Stephanie A. Price (281) 596-5816



          GLOBAL MARINE REPORTS THIRD QUARTER 2001 FINANCIAL RESULTS

                    -  Net Income up 92% for the quarter -

HOUSTON, October 15, 2001 -- Global Marine Inc. (NYSE:GLM) today reported net income for the quarter ended September 30, 2001 was $62.1 million, or $0.34 per diluted share, on revenues of $314 million. For the corresponding 2000 quarter, the company reported net income of $32.3 million, or $0.18 per diluted share, on revenues of $272 million.

For the nine months ended September 30, 2001, the company reported net income of $187.1 million, or $1.03 per diluted share, on revenues of $965 million. Net income includes a one-time gain of $22.8 million, or $0.12 per diluted share, on the second quarter 2001 sale of a special-purpose rig. This compares to net income of $73.0 million, or $0.41 per diluted share, on revenues of $707 million for the nine months ended September 30, 2000.

Financial Performance

Commenting about the quarter's results, Global Marine Chairman, President and Chief Executive Officer Bob Rose said, "Global Marine's financial and operating performance was strong. Despite weakening offshore drilling rig demand in the Gulf of Mexico, utilization of our fleet remained high, and average dayrates for our rigs reached the highest level in the company's history. Additionally, the company's ultra-deepwater fleet continued to deliver outstanding performance for both customers and shareholders."

Global Marine Inc.                                           October 15, 2001
Third Quarter 2001 Earnings Release                                    Page 2

Global Marine's worldwide fleet utilization in the third quarter 2001 was 95 percent. In the U.S. Gulf of Mexico, where industry jackup rig utilization was 79 percent, Global Marine's jackup fleet achieved utilization of 98 percent. "One of Global Marine's strengths," Rose said, "is its ability to achieve superior dayrates in a rising market and superior utilization in a weak market, as the Gulf of Mexico is today."

Global Marine's contract drilling segment continued to benefit from the company's recently expanded ultra-deepwater fleet, which experienced 0.5 percent non-revenue downtime for the quarter and less than one percent non-revenue downtime for the nine months ended September 30, 2001. This exceptional performance, along with high utilization throughout the fleet and improving international markets, allowed the contract drilling segment to earn its highest average dayrates and post record revenues of $223 million in the third quarter.

Global Marine's drilling management services segment also turned in an outstanding performance in the third quarter, delivering operating profit of $9.8 million on revenues of $89 million. Despite significantly reduced Gulf of Mexico drilling activity from declining U.S. natural gas prices, Applied Drilling Technology Inc. (ADTI), Global Marine's domestic drilling management services group, completed 29 turnkey projects, 26 of which were profitable. ADTI employed an average of nine rigs in the third quarter compared to an average of about eleven in the second quarter of 2001.

Market Outlook

Rose commented about the outlook for the offshore drilling sector: "Although we still believe the U.S. Gulf of Mexico natural gas market will rebound sharply, the weakening economy, exacerbated by the tragic events of September 11/th/, will push the inflection point of that recovery period further into the future. Meanwhile, it is possible dayrates in the U.S. Gulf of Mexico could reach cash breakeven levels while international markets remain strong."

During the third quarter, Global Marine mobilized two rigs from the Gulf of Mexico--the Glomar Adriatic IX to West Africa and the Glomar Baltic I to Trinidad. Today, Global Marine reported it received a commitment that will require moving another rig out of the Gulf of Mexico. The Glomar

Global Marine Inc.                                           October 15, 2001
Third Quarter 2001 Earnings Release                                    Page 3

Adriatic III is expected to depart the Gulf of Mexico in November to begin a multi-well program in Trinidad.

Merger Announcement

"Strong financial performance aside, the biggest news of the quarter," Rose said, "was the September announcement of Global Marine's merger agreement with drilling contractor Santa Fe International Corporation. We believe this merger of equals will create value for our stockholders and a stronger, more dynamic partner for our customers."

To date, the merger has received clearance by the U.S. Federal Trade Commission and is under consideration by the U.K. Office of Fair Trading. A special meeting of stockholders to approve the merger is scheduled for November 20, 2001, and the merger is expected to close the same day.

Houston-based Global Marine is a premier international offshore drilling contractor with one of the industry's youngest, most diversified and technologically advanced drilling fleets. The company's 33 premium mobile drilling units include jackups, semisubmersibles and dynamically positioned ultra-deepwater drillships. In addition, the company is the world's leading provider of drilling management services, including turnkey, project management and daywork drilling.

Conference Call and Other Important Information

Global Marine will conduct a publicly accessible analyst conference call to discuss its third quarter 2001 earnings that can be heard live on the company's web site (www.glm.com). The call will begin at 9:30 a.m. Central Time (10:30 a.m. Eastern Time) on Monday, October 15, 2001. To listen to the call, it is recommended that you log in on our website approximately eight to ten minutes prior to the start of the conference call.

                          Forward-Looking Statements
                          --------------------------

Under the Private Securities Litigation Reform Act of 1995, companies are provided a "safe harbor" for discussing their expectations regarding future performance. We believe it is in the best interests of our

Global Marine Inc.                                           October 15, 2001
Third Quarter 2001 Earnings Release                                    Page 4

stockholders and the investment community to use these provisions and provide such forward-looking information. We do so in this news release and in other communications. Our forward-looking statements include things such as (a) our belief that although the U.S. Gulf of Mexico natural gas market will rebound sharply, the weakening economy, exacerbated by the tragic events of September 11/th/, will push the inflection point of that recovery period further into the future; (b) our statement that it is possible dayrates in the U.S. Gulf of Mexico could reach cash breakeven levels while international markets remain strong; (c) our statements regarding future rig mobilizations and future drilling programs; (d) our belief that the merger of equals will create value for our stockholders and a stronger, more dynamic partner for our customers; (e) our expectation that the special meeting of stockholders and the merger closing will occur November 20, 2001; and (f) other statements that are not historical facts.

Our forward-looking statements speak only as of the date of this news release and are based on available industry, financial and economic data and our operating plans as of that date. They are also inherently uncertain, and investors must recognize that events could turn out to be materially different from what we expect.

Factors that could cause or contribute to such differences include, but are not limited to (a) changes in worldwide or regional economic conditions that could affect the demand for oil and/or natural gas, which in turn could affect oil and/or natural gas prices, our customers' demand for drilling services, and the dayrates customers pay for the use of our rigs; (b) unexpected delays in rig mobilizations due to unexpected engineering or transportation problems; (c) the risks of engaging in complex contractual relationships with other parties, including the risks of differing contract interpretations and the risks inherent in the resolution of those differences; (d) the costs and difficulties of merging two companies, including costs and difficulties relating to meeting closing conditions and obtaining and retaining expected synergies; and (e) such other risk factors as may be discussed in our latest annual report on Form 10-K and subsequent reports filed with the U.S. Securities and Exchange Commission.

We disclaim any obligation or undertaking to disseminate any updates or revisions to our statements, forward-looking or otherwise, to reflect changes in our expectations or any change in events, conditions or circumstances on which any such statements are based.

                            Additional Information
                            ----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission on October 12, 2001. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (WHEN AVAILABLE), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone: 972-701-7524, Fax: 972-701-7737.

                         Participants In Solicitation
                         ----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in

Global Marine Inc.                                           October 15, 2001
Third Quarter 2001 Earnings Release                                    Page 5

connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2001.

                                     # # #

                      GLOBAL MARINE INC. AND SUBSIDIARIES
                  Condensed Consolidated Statement of Income
                    (In millions, except per share amounts)

                                                     Three Months  Ended        Nine Months Ended
                                                        September 30,             September 30,
                                                     --------------------       ------------------
                                                      2001          2000         2001        2000
                                                     ------        ------       ------      ------
Revenues:
  Contract drilling                                  $222.6        $154.4       $626.4      $412.8
  Drilling management                                  88.5         111.9        326.6       281.1
  Oil and gas                                           2.7           5.7         12.0        13.5
                                                     ------        ------       ------      ------
    Total revenues                                    313.8         272.0        965.0       707.4

Expenses:
  Contract drilling                                   105.1          77.4        290.4       216.6
  Drilling management                                  78.7         105.4        305.9       261.4
  Oil and gas                                           0.8           1.3          2.2         2.3
  Depreciation, depletion, and amortization            33.3          27.8         98.7        77.6
  Restructure costs                                       -             -            -         5.2
  General and administrative                            5.4           5.5         17.3        17.7
                                                     ------        ------       ------      ------
    Total operating expenses                          223.3         217.4        714.5       580.8
                                                     ------        ------       ------      ------
    Operating income                                   90.5          54.6        250.5       126.6

Other income (expense):
  Interest expense                                    (14.4)        (15.5)       (42.6)      (49.6)
  Interest capitalized                                    -           5.0            -        22.8
  Interest income                                       3.7           1.2          9.7         2.7
  Gain on sale of rig                                     -             -         35.1           -
                                                     ------        ------       ------      ------
    Total other income (expense)                      (10.7)         (9.3)         2.2       (24.1)
                                                     ------        ------       ------      ------

    Income before income taxes                         79.8          45.3        252.7       102.5

Provision for income taxes:
  Current tax provision                                 4.3           5.9         11.9         9.4
  Deferred tax provision                               13.4           7.1         53.7        20.1
                                                     ------        ------       ------      ------
    Total provision for income taxes                   17.7          13.0         65.6        29.5
                                                     ------        ------       ------      ------

Net income                                           $ 62.1        $ 32.3       $187.1      $ 73.0
                                                     ======        ======       ======      ======

Earnings per share:
  Basic                                              $ 0.35        $ 0.18       $ 1.06      $ 0.42
  Diluted                                            $ 0.34        $ 0.18       $ 1.03      $ 0.41

Average common shares:
  Basic                                               176.6         175.6        176.5       175.1
  Diluted                                             186.2         180.1        187.0       179.2

                      GLOBAL MARINE INC. AND SUBSIDIARIES
                     Condensed Consolidated Balance Sheet
                                 (In millions)


                                                              September 30,        December 31,
                                                                   2001                2000
                                                             --------------       --------------
Current assets:
  Cash and cash equivalents                                    $      290.9         $      144.3
  Marketable securities                                                59.2                    -
  Accounts receivable, net of allowances                              196.6                189.7
  Costs incurred on turnkey drilling contracts in progress              0.3                 11.2
  Prepaid expenses                                                     14.8                  8.2
  Future income tax benefits                                           50.3                 50.0
  Other current assets                                                  1.2                  1.4
                                                             --------------       --------------
    Total current assets                                              613.3                404.8

Net properties                                                      1,905.7              1,940.1
Other assets                                                           89.7                 51.9
                                                             --------------       --------------

    Total assets                                               $    2,608.7         $    2,396.8
                                                             ==============       ==============

Current liabilities:
  Accounts payable                                             $       77.4         $      116.7
  Accrued liabilities                                                  71.7                 66.6
                                                             --------------       --------------
    Total current liabilities                                         149.1                183.3

Long-term debt                                                        909.5                901.3
Capital lease obligation                                               16.6                 17.3
Deferred income taxes                                                  31.0                    -
Other long-term liabilities                                            35.5                 24.0

Shareholders' equity:
  Common stock and additional paid-in capital                         377.2                367.7
  Retained earnings                                                 1,092.1                905.0
  Accumulated other comprehensive loss                                 (2.3)                (1.8)
                                                             --------------       --------------
    Total shareholders' equity                                      1,467.0              1,270.9
                                                             --------------       --------------

    Total liabilities and shareholders' equity                 $   2,608.7          $    2,396.8
                                                             ==============       ==============

                      GLOBAL MARINE INC. AND SUBSIDIARIES
                Condensed Consolidated Statement of Cash Flows
                                 (In millions)

                                                                           Nine Months Ended
                                                                              September 30,
                                                                          -------------------
                                                                            2001        2000
                                                                          -------     -------
Cash flows from operating activities:
 Net income                                                               $ 187.1     $  73.0
 Adjustments to reconcile net income to net cash flow provided by operating activities:
  Depreciation, depletion, and amortization                                  98.7        77.6
  Deferred income taxes                                                      53.7        20.1
  Gain on sale of rig                                                       (35.1)          -
  (Decrease) increase in accounts payable                                   (39.3)        5.7
  (Increase) decrease in prepaid expenses and other current assets           (6.7)        1.1
  Increase in accounts receivable                                            (2.9)      (33.8)
  (Decrease) increase in other accrued liabilities                           (1.4)       13.7
  Decrease (increase) in costs incurred on turnkey drilling
   contracts in progress                                                     10.9        (2.0)
  Other, net                                                                 (2.3)        0.8
                                                                          -------     -------
     Net cash flow provided by operating activities                         262.7       156.2

Cash flows from investing activities:
 Capital expenditures                                                       (68.8)     (133.6)
 Purchases of marketable securities                                         (59.2)          -
 Proceeds from sales of properties and equipment                              9.0         1.8
 Other                                                                       (2.0)        0.3
                                                                          -------     -------
     Net cash flow used in investing activities                            (121.0)     (131.5)

Cash flows from financing activities:
 Proceeds from exercises of employee stock options                            6.7        12.9
 Increases in long-term debt                                                    -       754.2
 Reductions of long-term debt                                                   -      (804.3)
 Debt issue costs                                                               -        (7.0)
 Other                                                                       (1.8)       (1.8)
                                                                          -------     -------
     Net cash flow provided by (used in) financing activities                 4.9       (46.0)
                                                                          -------     -------

Increase (decrease) in cash and cash equivalents                            146.6       (21.3)
Cash and cash equivalents at beginning of period                            144.3        83.3
                                                                          -------     -------

Cash and cash equivalents at end of period                                $ 290.9     $  62.0
                                                                          =======     =======

                      GLOBAL MARINE INC. AND SUBSIDIARIES
                   Results of Operations by Business Segment
               (Dollars in millions, except for average dayrate)



                                                        Three Months Ended        Nine Months Ended
                                                           September 30,            September 30,
                                                       --------------------     --------------------
                                                         2001        2000         2001        2000
                                                       --------    --------     --------    --------
Revenues:
 Contract drilling                                      $ 224.9     $ 156.9      $ 637.8     $ 417.2
 Drilling management                                       90.0       114.8        332.0       288.9
 Oil and gas                                                2.7         5.7         12.0        13.5
 Elimination                                               (3.8)       (5.4)       (16.8)      (12.2)
                                                       --------    --------     --------    --------
     Total revenues                                     $ 313.8     $ 272.0      $ 965.0     $ 707.4
                                                       ========    ========     ========    ========

Operating income:
 Contract drilling                                      $  85.3     $  50.6      $ 240.4     $ 123.8
 Drilling management                                        9.8         6.4         20.6        19.5
 Oil and gas                                                1.4         3.4          8.2         7.8
 Restructure costs                                            -           -            -        (5.2)
 Corporate expenses                                        (6.0)       (5.8)       (18.7)      (19.3)
                                                       --------    --------     --------    --------
     Total operating income                                90.5        54.6        250.5       126.6
Interest expense, net of interest income                  (10.7)       (9.3)       (32.9)      (24.1)
Gain on sale of rig                                           -           -         35.1           -
                                                       --------    --------     --------    --------
     Income before income taxes                         $  79.8     $  45.3      $ 252.7     $ 102.5
                                                       ========    ========     ========    ========

Depreciation, depletion, and amortization
 included in operating income:
 Contract drilling                                      $  32.2     $  26.4      $  95.6     $  72.4
 Drilling management                                          -         0.1          0.1         0.2
 Oil and gas                                                0.5         1.0          1.6         3.4
 Corporate                                                  0.6         0.3          1.4         1.6
                                                       --------    --------     --------    --------
     Total depreciation, depletion, and amortization    $  33.3     $  27.8      $  98.7     $  77.6
                                                       ========    ========     ========    ========

Average rig utilization rate                                 95%         85%          94%         82%

Average dayrate                                         $78,000     $59,200      $75,000     $57,100

Turnkey wells drilled                                        24          26           83          75

Turnkey well completions                                      5          11           18          21